Exhibit 12.1

Rex Energy Corporation

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Three Months Ended	Year Ended December 31,
	March 31, 2009	2008	2007	2006	2005	2004
Pre-tax income (loss) from continuing operations before income (loss) from equity investees	$(2,552)	$(50,145)	$(29,047)	$4,925	$(2,650)	$(2,319)
Add: Fixed Charges	396	1,342	5,646	6,110	1,697	867

Earnings	$(2,156)	$(48,803)	$(23,401)	$11,035	$(953)	$(1,452)

Fixed Charges:
Interest Expense	$396	$1,342	$5,646	$6,110	$1,697	$867

Total Fixed Charges	$396	$1,342	$5,646	$6,110	$1,697	$867

Ratio of Earnings to Fixed Charges	— (a)	— (b)	— (c)	1.8X	— (d)	— (e)

(a)	Earnings were inadequate to cover fixed charges for the three months ended March 31, 2009 by $2.6 million.

(b)	Earnings were inadequate to cover fixed charges for the year ended December 31, 2008 by $50.1 million.

(c)	Earnings were inadequate to cover fixed charges for the year ended December 31, 2007 by $29.0 million.

(d)	Earnings were inadequate to cover fixed charges for the year ended December 31, 2005 by $2.7 million.

(e)	Earnings were inadequate to cover fixed charges for the year ended December 31, 2004 by $2.3 million.